Exhibit 21.1

Subsidiaries of Playtika Holding Corporation

Legal Name	Jurisdiction of Incorporation or Organization
Playtika Ltd.	Israel
Playtika UK - House of Fun Limited	England and Wales
Playtika Santa Monica Holdings, LLC	Nevada
Seriously Digital Entertainment Oy	Finland
Wooga GmbH	Germany
Supertreat GmbH	Austria